AMERICANA PUBLISHING, INC.
                          303 San Mateo NE, Suite 104A
                          Albuquerque, New Mexico 87108



September 14, 2005



VIA U.S. MAIL and FACSIMILE
---------------------------

Linda Cvrkel
Branch Chief - Division of Corporate Finance
United States Securities and Exchange Commission
Mail Room 3561
Washington, DC  20549

Re:      Americana Publishing, Inc.
         Form SB-2 Filed May 9, 2005
         Form 10-KSB for the year ended December 31, 2004
         Forms 10-QSB for the periods ended March 31, 2005 and June 30, 2005 Commission File #: 000-25783

Dear Ms. Cvrkel:

     At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated September 9, 2005 regarding Americana Publishing, Inc.'s Registration Statement on Form SB-2 filed May 9, 2005, Form 10-KSB for the year ended December 31, 2004 and Forms 10-QSB for the periods ended March 31, 2005 and June 20, 2005. We are providing the following letter containing our responses.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005 AND FORM SB-2 FILED MAY 9, 2005
--------------------------------------------------------------------------------

Item 1.  Description of Business
--------------------------------

COMMENT 1:     We note that the  disclosure on page 3 of your  Business  section states that you acquired the operations and assets of Coreflix in consideration of 8,000,000 of your pre-split common shares.
               Please revise this disclosure to be consistent with the 6,000,000 pre-split shares (138,000 shares after the 40:1 stock split) disclosed in Note 13 to the financial statements for the year ended December 31, 2004.

RESPONSE:      We have revised the disclosure as requested.

Linda Cvrkel
September 14, 2005
Page 2


MANAGEMENT'S DISCUSSION AND ANALYSIS
------------------------------------

GENERAL, PAGE 19
----------------

COMMENT 2:     We note  from  your  response  to prior  comment  1 that you have
               included   disclosure  of  the   accounting  for  the  shares  of
               restricted  stock  issued to both Cornell  Capital and  Newbridge
               Securities in the first quarter of 2005 in the Notes to the Financial Statements and MD&A Section of the Form SB-2. However, as requested in our prior comment, please explain in your revised disclosure how any expense recognized was classified in your statement of operations.

RESPONSE:      We have revised the disclosure as requested.


FINANCIAL STATEMENTS FOR THE INTERIM PERIOD ENDED JUNE 30, 2005 INCLUDED IN FORM SB-2 AND FORMS 10-QSB FOR THE QUARTERS ENDED MARCH 31, 2005 AND JUNE 30, 2005
-----------------------------------------------------------------------------

NOTE 4. LIQUIDITY
-----------------

COMMENT 3:     We note  from  your  response  to prior  comment  2 that you have revised page 24 of the MD&A section to indicate that you received the entire $20,000 in the second quarter of 2005. As previously requested, please also revise the disclosure in Note 4 to the unaudited financial statements for the quarter ended June 30, 2005 included in the Form SB-2 and the form 10-QSB for the quarter ended June 30, 2005, and the MD&A section of the Form
               10-QSB for the quarter ended June 30, 2005, to state when the cash was received.

RESPONSE:      We have revised the disclosure as requested.

Linda Cvrkel
September 14, 2005
Page 3


NOTE 7. SUBSEQUENT EVENT
------------------------

COMMENT 4:     We have reviewed  your response to our prior comment  number 3 in which  you  indicate  that  the  conversion  of  $75,000  of  the
               Advantage  note into  25,000,000  shares  was not  treated  as an
               induced  conversion.   However,  based  on  your  response  which
               indicates this note was in default at the time of the conversion, it  appears  that the  conversion  of a portion of this note into
               25,000,000  common  shares  should be accounted for as a troubled debt  restructuring  pursuant to SFAS No-15.  As such, it appears that  the  Company  should  recognize  a gain  or  loss  for  the difference between the fair value of the 25,000,000 common shares issued and the $75,000 portion of the note settled. Please revise your financial statements to comply with the guidance outlined in
               SFAS  No.  15.  As  part  of  your   response  and  your  revised
               disclosure, explain how you valued the 25,000,000 shares issued in this transaction.

RESPONSE:      We have revised the disclosure as requested.


MD&A LIQUIDITY AND CAPITAL-RESOURCES
------------------------------------

COMMENT 5:     We note  from  your  response  to prior  comment  4 that you have included the stock transactions between December 31, 2004 and rune 30, 2005 in the MD&A section and notes to the financial statements for the six months ended June 30, 2005, however, we do not believe you have adequately addressed our comment. Page II-5 of Part 2 of the Form SB-2 lists a number of transactions involving the issuance of stock subsequent to December 31, 2004 that do not appear to be disclosed in your financial statements or MD&A. As previously requested, please revise the MD&A section of the Form SB-2 and the notes to your financial statements for the six months ended June 30, 2005 included in the Form SB-2 to include disclosure of the date and amount of all issuances of common stock during the first and second quarters of 2005 that relate to debt conversion or other non-cash transactions. Your revised disclosures should also explain how each issuance of shares was valued and accounted for in your financial statements.

RESPONSE:      We have revised the disclosure as requested.

Linda Cvrkel
September 14, 2005
Page 4


OTHER
-----

COMMENT 6:     Please  include a  currently  dated  consent  of the  Independent
               Registered Public Accounting Firm in any future amendments to your Form SB-2 registration statement.

RESPONSE:      We have included a new consent of our conditions.

                                        Sincerely,



                                        George Lovato
                                        President